UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2018

Commission File No. 000-05151

NEXTSOURCE MATERIALS INC.

(Translation of Registrant’s name into English)

1001-145 Wellington Street West
Toronto, Ontario
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F  ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

TABLE OF CONTENTS

1. NextSource Materials Inc. Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended September 30, 2018 as filed on SEDAR on November 14, 2018.

2. NextSource Materials Inc., Management’s Discussion and Analysis for the Three Months Ended September 30, 2018 as filed on SEDAR on November 14, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2018	NEXTSOURCE MATERIALS INC.,
By: /s/ Marc Johnson

Name: Marc Johnson
Title: Chief Financial Officer